OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-4105
CUSIP NUMBER 071707103

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 24, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BAUSCH & LOMB INCORPORATED
Full Name of Registrant

Not Applicable
Former Name if Applicable

One Bausch & Lomb Place
Address of Principal Executive Office (Street and Number)

Rochester, New York 14604
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, in September of 2005, the Audit Committee of the Board of Directors of Bausch & Lomb Incorporated (the “Company”) commenced an independent investigation into allegations of misconduct by the management of the Company’s Brazilian subsidiary, BL Industria Otica, Ltda. (“BLIO”), which had been reported to the Company’s senior management by a BLIO employee pursuant to the Company’s established compliance program. BLIO manufactures contact lenses and markets a range of the Company’s vision care, surgical and pharmaceutical products in Brazil. In 2004 it accounted for approximately $20 million in net sales, which is less than one percent of Bausch & Lomb’s consolidated revenues. The Company's Audit Committee (the “Audit Committee”) has engaged the law firm of Cahill Gordon & Reindel LLP to assist with the investigation.  The Company also voluntarily reported these matters to the staff of the Northeast Regional Office of the Securities and Exchange Commission, which has commenced an informal inquiry into the matter.

The Audit Committee’s independent investigation to date has determined that the general manager, the controller and other employees of BLIO, in violation of Company policies, engaged in improper management and accounting practices, including, among other things, the mischaracterization of approximately $600,000 in expenses to fund an approximately $1.5 million, unauthorized local pension arrangement for the benefit of themselves and other members of local management, the avoidance of Brazilian payroll tax obligations, the amount of which has not yet been determined, and the misuse of Company assets for personal benefit.

Also as a result of the Audit Committee’s investigation, it was learned that certain Brazilian tax authorities have made tax assessments relating to or arising from Brazilian VAT, social contribution, income and certain import-related taxes against BLIO for unpaid taxes totaling approximately $5 million, interest of approximately $7 million, plus approximately $21 million in claimed penalties which relate back to various earlier periods.  Appropriate reserves relating to these assessments were not reflected by BLIO in its subsidiary financial statements, as required by the Company’s established policies and procedures.  The Company recently retained Baker & McKenzie as tax counsel in Brazil to evaluate these assessments.  Based on management’s evaluation, in consultation with Baker & McKenzie, the Company has recorded a reserve of approximately $22 million with respect to these Brazilian tax matters, which was included in the preliminary financial results announced on October 26, 2005 and which yields an after-tax charge of $19.6 million.  The Company currently believes it has grounds on which to reduce certain of these Brazilian tax assessments and intends to raise them within the appeal process provided by the Brazilian tax system.  There can be no assurance that the Company’s reserve for these tax matters will not be required to be materially increased or recorded in a different period.

The Company has terminated the employment of the general manager and the controller of BLIO, and will consider further action when the Audit Committee’s independent investigation is completed.  The director of operations for BLIO is serving as acting general manager of the subsidiary pending conclusion of the investigation.

The Company is required to delay the filing of its Quarterly Report on Form 10-Q for the third quarter, which is due on November 3, in order to allow for the Audit Committee’s independent investigation, and the Company’s evaluation of these issues, to be concluded and for the required quarterly review procedures to be completed by its independent public accountants, PricewaterhouseCoopers, LLP.  The Company is unable to predict the ultimate outcome of the investigation, or the timing of its conclusion.  The Company is continuing to consider, in consultation with PricewaterhouseCoopers, whether any restatement of prior-period financial statements would be required under generally accepted accounting principles with respect to the matters described above.  In addition, the Company will complete its required assessment of the Company’s internal control over financial reporting, including, in particular, its control over foreign tax matters, and whether there has been any material weakness in the Company’s internal controls.

The Company does not expect to be able to file its Form 10-Q by the end of the five-day extension period provided by Rule 12b-25(b)(2)(ii). The Company currently expects to file its Quarterly Report on Form 10-Q for the third quarter ended September 24, 2005 on or before November 30, 2005.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert B. Stiles	585	338-6409
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 26, 2005, the Company announced its preliminary results for its third fiscal quarter ended September 24, 2005. The information contained in such press release is set forth in the Company’s Current Report on Form 8-K, filed on October 26, 2005.

Bausch & Lomb Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 3, 2005	By	/s/ Stephen C. McCluski
Stephen C. McCluski
Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).